Exhibit 99.1

Calyxt Patent Encompassing Broad Uses of Plant Gene Editing Technologies Maintained by USPTO

U.S. Patent 8,921,332 Refers to the Use of Chimeric Endonucleases, such as Zinc Finger Nucleases, TAL-effector Nucleases, Mega-TALs and CRISPR/Cas9 to Precisely Edit DNA within Plant Genomes

MINNEAPOLIS & ST. PAUL, Minn.--(BUSINESS WIRE)--May 10, 2017--Calyxt, Inc., a Minnesota-based company developing healthier food products to benefit both consumers and farmers, today announced that U.S. patent 8,921,332, which claims the use of chimeric restriction endonucleases for directing chromosomal gene editing in cells by homologous recombination (HR), initially issued on Dec. 30, 2014, has been upheld by the United States Patent and Trademark Office (USPTO) after a reexamination initiated in October 2015.

U.S. patent 8,921,332 claims a general method for modifying chromosomal DNA sequences at a genomic site of interest within a cell by using chimeric restriction endonucleases, such as zing finger nucleases, TAL-effector nucleases, Mega-TALs and CRISPR/Cas9. This technique, commonly referred to as gene targeting or targeted insertion, is now frequently used to modify the genome within plants, animals and cell lines.

The inventors of this patent are Dr. André Choulika, Cellectis CEO, and Dr. Richard Mulligan, a Harvard Medical School Professor. Institut Pasteur and Boston Children’s Hospital, the owners of the patent, have granted exclusive rights under this patent to Cellectis, Calyxt’s parent company. It belongs to a patent family that claims the basic uses of chimeric restriction nucleases for gene editing in cells.

Following the patent’s reexamination, the USPTO issued a Notice to Issue Reexamination Certificate in which it is stated that all 55 claims of the patent are maintained, asserting that, "The '632 patent, Smith et al., the '150 patent, Kim et al. and the '261 patent individually or in combination neither teach or suggest the method of modifying a specific sequence in a chromosomal DNA of a cell in vitro by contacting the cell with a chimeric restriction endonuclease and a targeted DNA as recited in the present claims."

About Calyxt

Calyxt, Inc. is a consumer-centric, food- and agriculture-focused company. By combining its leading gene-editing technology and technical expertise with its innovative commercial strategy, Calyxt is pioneering a paradigm shift to deliver healthier food ingredients for consumers and agriculturally advantageous traits for farmers. Calyxt is developing or creating specialty food ingredients, such as healthier oils and high fiber wheat, and food crops with desirable traits such as herbicide tolerance. Calyxt is located in Minneapolis-St. Paul, Minn., and is a wholly owned subsidiary of Cellectis.

For further information please visit our website: www.calyxt.com
Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

CONTACT:
For Calyxt
Media:
Jennifer Moore, 917-580-1088
VP Communications
contact@calyxt.com
or
KCSA Strategic Communications
Caitlin Kasunich / Nick Opich
212-896-1241 / 212-896-1206
ckasunich@kcsa.com / nopich@kcsa.com
or
Investor Relations:
Simon Harnest, 646-385-9008
VP Corporate Strategy and Finance
simon.harnest@cellectis.com